SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1

                                 FIRSTMARK CORP.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.20 Per Share
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337908 20 6
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                       Susan C. Coogan, 4712 Charmian Road
                            Richmond, Virginia 23226
    ---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                       N/A
    ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)




             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    -----------------------------                       -----------------------
       CUSIP No. 337908 20 6           SCHEDULE 13D          Page 2 of 7 Pages
    -----------------------------                       -----------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            H. William Coogan Irrevocable Trust
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [__]
                                                                     (b)   [__]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                           [__]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,162,903**
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,162,903**
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,162,903**
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [__]

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.9%**
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (trust)
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Item 3 below.

    ---------------------------                          ----------------------
      CUSIP No. 337908 20 6            SCHEDULE 13D          Page 3 of 7 Pages
    ---------------------------                          ----------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Susan C. Coogan
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [__]
                                                                     (b)   [__]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                           [__]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,162,903**
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 1,162,903**
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,162,903**
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           [__]
            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.9%**
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See Item 3 below.

         This Amendment No. 1 hereby amends and supplements the Joint Schedule 13D (the "Joint Schedule 13D") dated April 12, 1997, filed by The H. William Coogan Irrevocable Trust and Susan C. Coogan with the Securities and Exchange Commission (the "SEC") on or about April 14, 1997.


Item 1.           Security and Issuer.

                  This Joint Schedule 13D relates to the Common Stock, par value $0.20 per share ("Common Stock"), of Firstmark Corp. (the "Issuer"), a Maine corporation that, through a subsidiary, Southern Title Insurance Corporation ("STIC"), is principally engaged in the business of issuing title insurance. The Issuer also makes venture capital and real estate investments. The address of the principal executive offices of the Issuer is One Financial Place, 222 Kennedy Memorial Drive, Waterville, Maine 04901.


Item 2.           Identity and Background.

                  H. William Coogan Irrevocable Trust

                  The H. William Coogan Irrevocable Trust (the "Trust") is a trust organized under the laws of the Commonwealth of Virginia. The trustee of the Trust is Susan C. Coogan. The Trust's principal business is investing in and holding stock and other assets. The address for the Trust is Susan C. Coogan, Trustee, 4712 Charmian Road, Richmond, Virginia 23226. During the past five years, the Trust has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Susan C. Coogan

                  (a)      Susan C. Coogan.

                  (b) The address of Ms. Coogan is 4712 Charmian Road, Richmond, Virginia 23226.

                  (c) Ms. Coogan is employed as the Donor Services Officer for The Community Foundation Serving Richmond and Central Virginia, whose address is 1025 Boulders Parkway, Suite 405, Richmond, Virginia 23225.

                  (d) During the past five years, Ms. Coogan has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                               Page 4 of 7 Pages

                  (e) During the past five years, Ms. Coogan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Ms. Coogan is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source and amount of funds or other consideration used by the Trust and Ms. Coogan, as trustee, in acquiring beneficial ownership of shares of Common Stock are as follows:

                  Prior to June 7, 1996, the Trust,  Donald V.  Cruickshanks and
H. William Coogan, Jr. were the shareholders of Southern Capital Corporation ("SCC"). SCC, through its subsidiary, STIC, is principally engaged in the business of issuing title insurance. SCC also makes venture capital and real estate investments. Between June 1992 and June 7, 1996, the Trust had acquired 36 shares of SCC common stock with trust funds.

                  On June 7, 1996, SCC was merged with and into Southern Capital Acquisition Corporation, a Virginia corporation and wholly-owned subsidiary of the Issuer ("SCAC"), pursuant to an Agreement and Plan of Reorganization, dated as of April 30, 1996, between SCC, SCAC and the Issuer (the "Reorganization"). As part of the Reorganization, each share of SCC common stock was converted into and exchanged for 400 shares of the Issuer's Series B, cumulative, non-voting preferred stock, par value $0.20 per share ("Series B Preferred Stock"). Accordingly, the three shareholders of SCC received in the aggregate 40,000 shares of Series B Preferred Stock. Pursuant to the Statement of Resolution Establishing Series of Shares of the Issuer, dated May 7, 1996 (the "Series B Resolution"), the shares of Series B Preferred Stock were not convertible by its holders, but were convertible by the Issuer into not less than 2,000,000 shares of Common Stock, subject to adjustment if the market price of Common Stock was less than $4.00 per share at the time of conversion. A more complete description of the Reorganization is contained in the Issuer's definitive Proxy Statement for a Special Meeting of Stockholders held on February 25, 1997, which was filed with the Securities and Exchange Commission on February 5, 1997. The Trust acquired 14,400 shares of Series B Preferred Stock in the Reorganization.

                  In March 1997, the Issuer's Board of Directors approved of and directed the conversion of each issued and outstanding share of Series B Preferred Stock into shares of Common Stock, effective April 1997, pursuant to the Series B Resolution. Pursuant to the terms of the Series B Resolution relating to the determination of the number of shares of Common Stock that the holders of Series B Preferred Stock shall receive upon such conversion, each share of Series B Preferred Stock is convertible into 80.7571 shares of Common Stock. Accordingly, upon the consummation of the conversion, the Trust will receive 1,162,903 shares of Common Stock.

                  The conversion and the actual issuance of shares of Common Stock to the Trust has not yet occurred and is pending the approval of the Federal Communications Commission (the


                               Page 5 of 7 Pages

"FCC"). The Issuer currently owns the voting stock of Champion Broadcasting Corporation ("CBC"), which owns and operates radio stations subject to FCC regulation. FCC counsel to CBC has advised the Issuer that the actual acquisition by the Trust, and Ms. Coogan as trustee, of beneficial ownership of Common Stock cannot occur until the Issuer receives the necessary approval from the FCC or other arrangements are made with respect to the voting stock of CBC that would obviate the need for such FCC approval.

                  Upon the conversion described above, the Trust and Ms. Coogan, as trustee, will acquire beneficial ownership of 1,162,903 shares of Common Stock.

                  Donald V. Cruickshanks is filing a separate Amendment No. 1 to Schedule 13D with respect to 1,065,994 shares of Common Stock to be beneficially owned by him, and H. William Coogan, Jr. is filing a separate Amendment No. 1 to Schedule 13D with respect to 1,001,389 shares of Common Stock to be beneficially owned by him.


Item 4.           Purpose of Transaction.

                  The Trust's and Ms. Coogan's purpose in acquiring Common Stock of the Issuer is described in Item 3 above.

                  There are no plans or proposals that the Trust or Ms. Coogan may have that relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;


                               Page 6 of 7 Pages

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) Subject to the regulatory approval described in Item 3 above, the aggregate number and percentage of Common Stock to be beneficially owned by the Trust will be 1,162,903 and 21.9% of the issued and outstanding shares of Common Stock, and the aggregate number and percentage of Common Stock to be beneficially owned by Ms. Coogan, as trustee, will be 1,162,903 and 21.9% of the issued and outstanding shares of Common Stock.

                  (b)      Subject to the  regulatory  approval  described  in
Item 3 above, the Trust will possess the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock, and Ms. Coogan, as trustee, will possess the sole power to vote or direct the vote and to dispose or direct the disposition of 1,162,903 shares of Common Stock.

                  (c) On March 12, 1997, the Issuer approved of and directed the conversion of each issued and outstanding share of Series B Preferred Stock into shares of Common Stock, effective April 1997. Under the terms of the Series B Preferred Stock, each share of Series B Preferred Stock will be convertible into 80.7571 shares of Common Stock. For a more complete description of this and related transactions, see Item 3 above.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Ms. Coogan is a director of the Issuer.


Item 7.           Material to be Filed as Exhibits.

                  See Exhibit Index.



                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





Date:  May 9, 1997                       /s/ Susan C. Coogan
                                         --------------------------------------
                                         Susan C. Coogan




                                         H. WILLIAM COOGAN
                                         IRREVOCABLE TRUST



Date:  May 9, 1997                       /s/ Susan C. Coogan, Trustee
                                         --------------------------------------
                                         By: Susan C. Coogan, Trustee







Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  Exhibit Index

Exhibit           Description

A.                Agreement to Joint Filing of Schedule 13D.

                                                                       Exhibit A

                            AGREEMENT TO JOINT FILING
                        OF AMENDMENT NO.1 TO SCHEDULE 13D
                               DATED MAY 12, 1997


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, we agree that this Schedule 13D is filed on behalf of each of us.





Date:  May 9, 1997                       /s/ Susan C. Coogan
                                         --------------------------------------
                                         Susan C. Coogan




                                         H. WILLIAM COOGAN
                                         IRREVOCABLE TRUST



Date:  May 9, 1997                       /s/ Susan C. Coogan, Trustee
                                         --------------------------------------
                                         By: Susan C. Coogan, Trustee